
Mail Stop 3233

October 13, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, Michigan 48009

   Re: Progreen US, Inc.
     Revised Preliminary Information Statement on Schedule 14C
     Filed September 30, 2016
     File No. 000-25429

Dear Ms. Telander:

   We have reviewed your September 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

General

1. We note your response to comment 1 of our letter dated September 27, 2016 in which you describe how Jan Telander, Ulf Telander and EIG Venture Capital Ltd. came to provide written consent and you state that no other stockholders were contacted by the Company. We also note your disclosure on page 4 that American Residential Fastigheter AB, the holder of all of the outstanding Series B Preferred Stock, has consented for the class of Series B Preferred Stock to approve the amendment. We therefore reissue our prior comment in part. Please identify all the shareholders that have provided written consent and indicate the amount and percent of common shares held by each of these shareholders. In addition, please describe the events that led to your receipt of such written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Jan Telander
Progreen US, Inc.
October 13, 2016
Page 2

Principal Stockholders and Security Ownership of Management, page 2

2.   We note your revised disclosure in response to comment 2. In your beneficial ownership table you indicate that Jan Telander beneficially owns approximately 5.18% of the common stock, but that all officers and directors as a group own 4.64% of the common stock. Please revise for consistency.

        Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

                                                Sincerely,

                                                /s/ Sandra B. Hunter

                                                Sandra B. Hunter
                                                Staff Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Michael Paige, Esq.
        Via E-mail